Filed by:  First Commonwealth Financial Corporation
Filed pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:  GA Financial, Inc.
Registration Statement File No. 333-113534

*** NEWS RELEASE ***

TO:	All Area News Agencies	For More Information Contact:

FROM:	First Commonwealth Financial Corporation	John Dolan, Executive Vice President and Chief Financial Officer
First Commonwealth Financial Corporation
DATE:	April 1, 2004	(724) 349-7220

FIRST COMMONWEALTH ANNOUNCES THAT ALL REGULATORY APPROVALS FOR
MERGER OF GA FINANCIAL, INC. INTO FIRST COMMONWEALTH
HAVE BEEN RECEIVED

INDIANA, PA - First Commonwealth Financial Corporation (NYSE: FCF) announced that it has received all required regulatory approvals for the merger of GA Financial, Inc. (AMEX: GAF) into First Commonwealth.  The special shareholders meeting to vote on the merger, as previously announced, is scheduled for May 24, 2004.

GA Financial and First Commonwealth will file a definitive proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC).  GA Financial will mail the proxy statement/prospectus to its shareholders in connection with the special meeting of shareholders to be called to consider the merger.  BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF GA FINANCIAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.  You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and GA Financial at the SEC's website (http://www.sec.gov).  Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to the Corporate Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400, (724) 349-7220, or to the Corporate Secretary of GA Financial, Inc., 4750 Clairton Boulevard, Pittsburgh, PA 15236
(412) 882-9946.

**MORE**

GA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GA Financial in connection with the merger.  Information about the directors and executive officers of GA Financial and their ownership of GA Financial common stock is set forth in GA Financial's Form 10-K for the year ended December 31, 2003, as filed with the SEC.  Additional information about the interests of these participants will be contained in the definitive proxy statement/prospectus relating to the proposed merger when it becomes available.  You can obtain free copies of this information using the GA Financial contact information set forth above.

First Commonwealth Financial Corporation is a $5.2 billion financial services holding company headquartered in Indiana, PA.  On a pro forma basis, reflecting the pending acquisition of GA Financial, Inc., the combined total assets would be $6.1 billion.  First Commonwealth Financial Corporation operates through First Commonwealth Bank, in 17 counties in western and central PA.  Financial services and insurance products are also provided through First Commonwealth Trust Company, First Commonwealth Financial Advisors and First Commonwealth Insurance Agency.  The Corporation also owns First Commonwealth Systems Corporation, a data processing subsidiary, First Commonwealth Professional Resources, Inc., a support services subsidiary, FraMal Holdings Corporation, an investment services company, and jointly owns Commonwealth Trust Credit Life Insurance Company, a credit life reinsurance company.

Statements contained in this press release that are not historical facts are forward looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission.

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